UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

January 2017 Up 12.8% Year over Year

Mexico City, February 7, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for January 2017 increased by 12.8% when compared to January 2016.

This announcement reflects comparisons between January 1 through January 31, 2017 and 2016. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2016	January 2017	% Change
Cancún	479,272	590,057	23.1%
Cozumel	11,416	10,938	(4.2)%
Huatulco	41,285	51,107	23.8%
Mérida	133,269	158,292	18.8%
Minatitlán	17,729	16,067	(9.4)%
Oaxaca	54,117	61,478	13.6%
Tapachula	23,296	27,572	18.4%
Veracruz	90,899	101,480	11.6%
Villahermosa	92,557	104,877	13.3%
Total Domestic	943,840	1,121,868	18.9%

International
Airport	January 2016	January 2017	% Change
Cancún	1,357,674	1,480,695	9.1%
Cozumel	41,958	41,386	(1.4)%
Huatulco	25,646	29,148	13.7%
Mérida	11,781	16,309	38.4%
Minatitlán	981	754	(23.1)%
Oaxaca	6,653	7,610	14.4%
Tapachula	1,165	1,611	38.3%
Veracruz	6,467	6,029	(6.8)%
Villahermosa	4,440	3,469	(21.9)%
Total International	1,456,765	1,587,011	8.9%

ASUR Page 1 of 2

Total
Airport	January 2016	January 2017	% Change
Cancún	1,836,946	2,070,752	12.7%
Cozumel	53,374	52,324	(2.0)%
Huatulco	66,931	80,255	19.9%
Mérida	145,050	174,601	20.4%
Minatitlán	18,710	16,821	(10.1)%
Oaxaca	60,770	69,088	13.7%
Tapachula	24,461	29,183	19.3%
Veracruz	97,366	107,509	10.4%
Villahermosa	96,997	108,346	11.7%
ASUR Total	2,400,605	2,708,879	12.8%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 8, 2017